DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

Via EDGAR and Courier

April 19, 2016

Jennifer Gowetski, Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Re:	KBS Growth & Income REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed March 25, 2016
File No. 333-207471

Dear Ms. Gowetski:

On behalf of our client, KBS Growth & Income REIT, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated April 13, 2016 (the “Comment Letter”) as well as updates due to the passage of time since the last filing. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from the Company’s Amendment No. 2 to Form S-11 filing on March 25, 2016, together with copies of this response letter as filed with the SEC.

General

1.	We note your response to comment 1 of our letter. We continue to believe that CF Disclosure Guidance: Topic No. 6 relates to post-effective amendments and supplements to the prospectus. Please revise accordingly to include all material information in the base prospectus.

Response: We have revised the base prospectus as requested and included all material information from the supplements in the base prospectus and removed the supplements from this filing.

Supplement No. 1

2.	Please update your prior performance summary and prior performance tables.

Response: The Company has updated the prior performance information as of the year ended December 31, 2015. As noted in the prior comment, this information is now included in the base prospectus.

Item 36. Financial Statements and Exhibits

3.	We note that you have entered into a property management agreement with KBS Management Group, LLC. Please file this agreement or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: Please note that this agreement was filed with amendment no. 2 as exhibit 10.23.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura Sirianni